Exhibit 99.3

MAXAR TECHNOLOGIES LTD.

Unaudited Condensed Consolidated Statements of Earnings

(In millions of United States dollars, except per share amounts)

		Three months ended
		March 31,
	Note	2018	2017
Revenues	8	$557.7	$373.5
Costs and expenses:
Direct costs, selling, general and administration	9	370.3	310.5
Depreciation and amortization		112.4	19.0
Foreign exchange gain		(1.1)	(0.2)
Share-based compensation (recovery) expense	10	(1.3)	4.8
Other expense	11	7.3	18.7
Earnings before interest and income taxes		70.1	20.7
Finance expense, net		45.5	10.6
Earnings before income taxes		24.6	10.1
Income tax (recovery) expense		(6.6)	5.8
Equity in loss from joint ventures, net of tax		0.2	—
Net earnings		$31.0	$4.3

Net earnings per common share:
Basic	12	$0.55	$0.12
Diluted	12	$0.55	$0.11

See accompanying notes to the Unaudited Condensed Consolidated Interim Financial Statements.

MAXAR TECHNOLOGIES LTD.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In millions of United States dollars)

	Three months ended
	March 31,
	2018	2017
Net earnings	$31.0	$4.3
Other comprehensive income:
Items that may be subsequently reclassified to earnings:
Foreign currency translation adjustment	2.7	(0.2)
Net (loss) gain on hedge of net investment in foreign operations (net of income tax expense of nil for each of the three months ended March 31, 2018 and 2017, respectively)	(7.4)	1.3
Effective portion of changes in fair value of derivatives designated as cash flow hedges (net of income tax recovery of $0.8 million and income tax expense of $0.1 million for the three months ended March 31, 2018 and 2017, respectively)	(2.3)	(1.9)
Net change in fair value of derivatives designated as cash flow hedges transferred to earnings (net of income tax recovery of $0.1 million and nil for the three months ended March 31, 2018 and 2017, respectively)	(0.3)	(0.2)
Net change in fair value of available-for-sale financial assets (net of income tax expense of nil for each of the three months ended March 31, 2018 and 2017, respectively)	—	0.1
Other comprehensive loss, net of income taxes	(7.3)	(0.9)
Comprehensive income	$23.7	$3.4

See accompanying notes to the Unaudited Condensed Consolidated Interim Financial Statements.

MAXAR TECHNOLOGIES LTD.

Unaudited Condensed Consolidated Balance Sheets

(In millions of United States dollars)

		March 31,	December 31,
	Note	2018	2017
Assets
Current assets:
Cash and cash equivalents		$24.7	$19.1
Trade and other receivables		321.3	348.2
Financial assets, other		18.1	16.3
Contract assets		180.7	128.3
Inventories		100.5	96.5
Non-financial assets		110.8	125.2
Current tax assets		78.5	71.7
Total current assets		834.6	805.3
Non-current assets:
Orbital receivables		428.7	424.2
Financial assets, other		85.1	95.2
Non-financial assets		45.8	41.6
Deferred tax assets		129.0	108.3
Property, plant and equipment		1,066.4	1,054.9
Intangible assets		1,698.2	1,753.4
Goodwill		2,370.2	2,374.4
Total non-current assets		5,823.4	5,852.0
Total assets		$6,658.0	$6,657.3
Liabilities and Shareholders’ Equity
Current liabilities:
Trade and other payables		$215.6	$236.9
Current tax liabilities		23.8	49.2
Financial liabilities, other		10.4	18.9
Provisions and other non-financial liabilities		10.8	11.3
Employee benefits		90.2	123.9
Contract liabilities		426.6	465.5
Securitization liability		15.6	15.5
Current portion of long-term debt	6	18.3	18.1
Total current liabilities		811.3	939.3
Non-current liabilities:
Financial liabilities, other		13.6	13.8
Provisions		160.2	159.3
Employee benefits		211.2	217.6
Non-financial liabilities		42.9	42.1
Contract liabilities		146.2	134.3
Deferred tax liabilities		124.1	103.6
Securitization liability		86.9	90.8
Long-term debt	6	3,030.7	2,942.9
Total non-current liabilities		3,815.8	3,704.4
Total liabilities		4,627.1	4,643.7
Shareholders’ equity:
Share capital (no par value, unlimited common shares authorized; 56.4 and 56.2 common shares issued and outstanding, respectively)		1,558.1	1,550.3
Contributed surplus		52.6	50.6
Retained earnings		276.6	261.8
Accumulated other comprehensive income		143.6	150.9
Total shareholders' equity		2,030.9	2,013.6
Total liabilities and shareholders' equity		$6,658.0	$6,657.3

See accompanying notes to the Unaudited Condensed Consolidated Interim Financial Statements.

MAXAR TECHNOLOGIES LTD.

Unaudited Condensed Consolidated Statements of Change in Shareholders’ Equity

(In millions of United States dollars)

Three months ended March 31, 2018

				Accumulated other comprehensive income
							Actuarial
							gains
				Net		Fair	on defined
				loss on		value	benefit	Total
				hedge	Foreign	gains	pension plans	accumulated
				of net investment	currency	(losses) on	and other	other	Total
	Share	Contributed	Retained	in foreign	translation	cash flow	post-retirement	comprehensive	shareholders’
	capital	surplus	earnings	operations	adjustment	hedges	benefit plans	income (loss)	equity
Balance as at January 1, 2018	$1,550.3	$50.6	$261.8	$(28.6)	$157.9	$3.3	$18.3	$150.9	$2,013.6
Common shares issued under employee share purchase plan	1.0	—	—	—	—	—	—	—	1.0
Common shares issued upon vesting or exercise of share-based compensation awards	6.8	(6.8)	—	—	—	—	—	—	—
Reclassification of liability-settled share-based compensation awards to equity-settled	—	0.8	—	—	—	—	—	—	0.8
Equity-settled share-based compensation expense	—	8.0	—	—	—	—	—	—	8.0
Dividends (C$0.37 per common share)	—	—	(16.2)	—	—	—	—	—	(16.2)
Comprehensive income (loss)	—	—	31.0	(7.4)	2.7	(2.6)	—	(7.3)	23.7
Balance as at March 31, 2018	$1,558.1	$52.6	$276.6	$(36.0)	$160.6	$0.7	$18.3	$143.6	$2,030.9

Three months ended March 31, 2017

				Accumulated other comprehensive income
								Actuarial
				Net			Fair	gains
				gain		Fair	value	on defined
				(loss) on		value	gains on	benefit	Total
				hedge	Foreign	gains	available-	pension plans	accumulated
				of net investment	currency	(losses) on	for-sale	and other	other	Total
	Share	Contributed	Retained	in foreign	translation	cash flow	financial	post-retirement	comprehensive	shareholders’
	capital	surplus	earnings	operations	adjustment	hedges	assets	benefit plans	income (loss)	equity
Balance as at January 1, 2017	$466.9	$31.0	$208.8	$(28.4)	$152.3	$10.2	$0.7	$21.5	$156.3	$863.0
Common shares issued under employee share purchase plan	1.3	—	—	—	—	—	—	—	—	1.3
Common shares issued upon exercise of share-based compensation awards	0.6	(0.6)	—	—	—	—	—	—	—	—
Equity-settled share-based compensation expense	—	1.9	—	—	—	—	—	—	—	1.9
Dividends (C$0.37 per common share)	—	—	(10.1)	—	—	—	—	—	—	(10.1)
Comprehensive income (loss)	—	—	4.3	1.3	(0.2)	(2.1)	0.1	—	(0.9)	3.4
Balance as at March 31, 2017	$468.8	$32.3	$203.0	$(27.1)	$152.1	$8.1	$0.8	$21.5	$155.4	$859.5

See accompanying notes to the Unaudited Condensed Consolidated Interim Financial Statements.

MAXAR TECHNOLOGIES LTD.

Unaudited Condensed Consolidated Statement of Cash Flows

(In millions of United States dollars)

		Three months ended
		March 31,
	Note	2018	2017
Cash flows provided by (used in):
Operating activities:
Net earnings		$31.0	$4.3
Adjustments to reconcile to net cash from operating activities:
Depreciation of property, plant and equipment		37.4	8.1
Amortization of intangible assets		75.0	10.9
Share-based compensation (recovery) expense	10	(1.3)	4.8
Finance income		(0.2)	(0.1)
Finance expense		43.4	8.3
Foreign exchange loss (gain)		0.5	(3.1)
Income tax (recovery) expense		(6.6)	5.8
Income taxes paid		(1.6)	(1.2)
Income taxes recovered		1.0	1.5
Loss on sale of subsidiary		2.2	—
Changes in operating assets and liabilities:
Trade and other receivables		23.5	57.0
Contract assets		(54.1)	(23.1)
Financial assets, other		(14.4)	(9.8)
Trade and other payables		(6.0)	15.0
Employee benefits liability		(28.7)	(15.7)
Contract liabilities		(26.0)	(84.7)
Financial liabilities, other		(15.8)	1.9
Cash provided by (used in) operating activities		59.3	(20.1)

Investing activities:
Purchase of property, plant and equipment		(43.6)	(7.9)
Purchase/development of intangible assets		(33.9)	(17.8)
Disposal of short-term investments and subsidiary		4.6	—
Decrease in restricted cash		6.9	0.7
Interest received on short-term investments		0.2	0.1
Cash used in investing activities		(65.8)	(24.9)

Financing activities:
Net proceeds from the Syndicated Credit Facility and other long-term debt		84.8	170.7
Repayment of 2017 Term Notes		—	(100.0)
Repayment of 2024 Term Notes		—	(10.2)
Interest paid on long-term debt		(54.3)	(7.2)
Settlement of securitization liability, including interest		(5.4)	(5.2)
Payment of dividends and other		(15.6)	(9.1)
Cash provided by financing activities		9.5	39.0
Increase (decrease) in cash and cash equivalents		3.0	(6.0)
Effect of foreign exchange on cash and cash equivalents		0.1	(0.6)
Cash and cash equivalents, beginning of period (a)		19.1	(3.8)
Cash and cash equivalents, end of period (a)		$22.2	$(10.4)

(a)

Cash and cash equivalents are net of bank overdrafts of $2.5 million and $11.9 million for the three months March 31, 2018 and 2017, respectively. There were no bank overdrafts as at December 31, 2017.

See accompanying notes to the Unaudited Condensed Consolidated Interim Financial Statements.

MAXAR TECHNOLOGIES LTD.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts in millions of United States dollars, except per share amounts)

Three months ended March 31, 2018 and 2017

1.General business description:

Maxar Technologies Ltd. (the “Company” or “Maxar”), is a corporation continued under the laws of the province of British Columbia, Canada with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), each under the symbol: MAXR. On October 5, 2017, the Company’s name was changed from MacDonald, Dettwiler and Associates Ltd. to Maxar Technologies Ltd. The Company’s registered office is located at Suite 1700, 666 Burrard Street, Vancouver, British Columbia, Canada.

Maxar is an industry leading vertically-integrated space and geospatial intelligence company with a full range of space technology solutions for commercial and government customers including satellite building and operations, ground infrastructure, space robotics, earth imagery, geospatial data and analytics.

2.Basis of preparation:

These unaudited condensed consolidated interim financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2017, with the exception of new accounting policies that were adopted on January 1, 2018 as described in note 3.  In addition, the Company reclassified $27.4 million related to its equity method investment in a joint venture from non-current non-financial assets to non-current financial assets, other. Certain other prior period amounts have been reclassified to conform to the current period presentation. These condensed consolidated interim financial statements have been prepared in compliance with IAS 34 - Interim Financial Reporting. Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, have been omitted or condensed. These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2017, which are included in the Company’s 2017 Annual Report.

MAXAR TECHNOLOGIES LTD.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts in millions of United States dollars, except per share amounts)

Three months ended March 31, 2018 and 2017

3.Change in accounting policy:

IFRS 15 - Revenue from Contracts with Customers

In May 2014, the International Accounting Standards Board (“IASB”) issued IFRS 15 - Revenue from Contracts with Customers, which supersedes IAS 18 - Revenue, IAS 11 - Construction Contracts and other interpretive guidance associated with revenue recognition. IFRS 15 provides a single, principles-based five-step model to be applied to all contracts with customers to determine how and when an entity should recognize revenue. The standard also provides guidance on whether revenue should be recognized at a point in time or over time as well as requirements for more informative, relevant disclosures.

The Company adopted IFRS 15 on January 1, 2018 and its adoption did not have a material impact on the Company’s condensed consolidated interim financial statements and related disclosures, except for the classification of certain liabilities as described below. The Company has applied IFRS 15 in accordance with the full retrospective transitional approach, and used the practical expedients for completed contracts in IFRS 15.C5(a) and (b), and for modified contracts in accordance with IFRS 15.C5(c).

IFRS 15 did not have a significant impact on the Company’s accounting policies. Approximately half of the Company’s revenue related to construction contracts which will continue to be recognized over time under the cost-to-cost method under the new standard. The Company identified that certain of its construction contracts had two performance obligations under IFRS 15 versus one component under IAS 11 and IAS 18. However, this change did not materially impact revenue recognition for the periods presented and is not expected to materially impact the amount or timing of revenue recognized in the future. The remainder of the Company’s revenue is related to services contracts in its Imagery and Services segments. Revenue in the Imagery segment is recognized based on satellite capacity made available to the customer in a particular period, when imagery is delivered to the customer, or ratably over the subscription period. Under IAS 18, the Company was accounting for certain of its performance obligations on a straight-line basis. However, under IFRS 15, the Company will recognize revenue for these performance obligations as imagery is delivered. This change has not and is not expected to materially impact the amount or timing of revenues. The Services segment primarily enters into contracts that compensate the Company at a firm fixed price or on a time and materials basis. Revenue is typically recognized for these contracts over time based on the stage of services completed to date as a percentage of total services to be performed, or on the basis of time plus reimbursable costs incurred during the period. The Company did not identify any changes to its accounting policies for contracts in its Services segment as a result of applying IFRS 15.

IFRS 15 uses the term ‘contract asset’ and ‘contract liability’ to describe what the Company previously referred to as ‘construction contract assets’, ‘construction contract liabilities’ and ‘deferred revenue’. While the standard does not prohibit an entity from using alternative descriptions in the statement of financial position, the Company has adopted the terminology used in IFRS 15 to describe such balances. As at December 31, 2017, deferred revenue of $206.6 million and $134.3 million was previously classified in ‘current non-financial liabilities’ and ‘non-current non-financial liabilities’, respectively. Those amounts have been reclassified to current and non-current contract liabilities, respectively.

IFRS 9 - Financial Instruments

In July 2014, the IASB issued IFRS 9 - Financial Instruments, which replaces the earlier versions of IFRS 9 (2009, 2010, and 2013) and completes the IASB’s project to replace IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 includes a logical model for classification and measurement of financial assets; a single, forward-looking ‘expected credit loss’ impairment model and a substantially reformed approach to hedge accounting to better link the economics of risk management with its accounting treatment.

MAXAR TECHNOLOGIES LTD.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts in millions of United States dollars, except per share amounts)

Three months ended March 31, 2018 and 2017

The Company adopted IFRS 9 on January 1, 2018. The adoption of IFRS 9 did not have a material impact on the Company’s condensed consolidated interim financial statements and related disclosures. With respect to classification and measurement, the Company has applied the exemption not to restate comparative information for prior periods. The determination of the business model within which a financial asset is held has been made on the basis of facts and circumstances that existed at the date of initial application. The following table and the accompanying notes below explain the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of financial assets as at January 1, 2018. The new carrying amounts under IFRS 9 are the same as the original carrying amounts under IAS 39.

	IAS 39	IFRS 9
Financial assets:
Current:
Cash and cash equivalents	Loans & receivables	Amortized cost
Trade and other receivables	Loans & receivables	Amortized cost

Financial assets, other:
Short-term investments[1]	Available for sale	Fair value through earnings
Notes receivable	Loans & receivables	Amortized cost
Derivative financial instruments	Fair value through earnings	Fair value through earnings
Restricted cash	Loans & receivables	Amortized cost

Non-current:
Financial assets, other:
Notes receivable	Loans & receivables	Amortized cost
Derivative financial instruments	Fair value through earnings	Fair value through earnings
Long-term investments[2]	Available for sale	Fair value through earnings
Restricted cash	Loans & receivables	Amortized cost

1	The balance included in other comprehensive income related to these assets was zero at December 31, 2017. Therefore, no adjustment was required to retained earnings as at January 1, 2018.
2

IFRS 9 requires all investments in equity instruments to be measured at fair value. However, in limited instances, cost may be an appropriate estimate of fair value. The Company determined that cost was an appropriate estimate of fair value as at January 1, 2018 and March 31, 2018.

Refer to note 7 for the carrying amounts and fair values of financial assets and financial liabilities.

The Company has elected to defer application of the new general hedging model under IFRS 9 on all of its hedges and continue to apply the hedge accounting requirements of IAS 39 in their entirety until the standard resulting from the IASB's project on macro hedge accounting is effective.

MAXAR TECHNOLOGIES LTD.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts in millions of United States dollars, except per share amounts)

Three months ended March 31, 2018 and 2017

4.New standards and interpretations not yet adopted:

IFRS 16 - Leases

In January 2017, the IASB issued IFRS 16 - Leases, which supersedes IAS 17 - Leases. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases. The standard establishes a single model for lessees to bring leases on-balance sheet while lessor accounting remains largely unchanged and retains the finance and operating lease distinctions. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. The Company is currently evaluating the impact of IFRS 16 on its financial statements.

5.Business Combination

On October 5, 2017, the Company completed the acquisition of DigitalGlobe (“DigitalGlobe Transaction”) for a combination of equity and cash consideration totaling $2,328.2 million. Headquartered in Westminster, Colorado, DigitalGlobe is a global leading provider of high-resolution Earth imagery, data and analysis.

The merger consideration paid out on the closing of the transaction excluded amounts due to dissenting shareholders owning 80,000 DigitalGlobe preferred shares and 352,225 DigitalGlobe common shares. In the fourth quarter of 2017, shareholders owning 90,000 DigitalGlobe common shares withdrew their dissent and will be paid the original merger consideration in the second quarter of 2018.

In note 9 of the Company’s consolidated financial statements for the year ended December 31, 2017, the Company disclosed the fair value of the consideration transferred and the preliminary estimated fair values of the major classes of assets acquired and liabilities assumed at the acquisition date. No significant adjustments have been made for the three months ended March 31, 2018. The Company may adjust the preliminary purchase price allocation, as necessary, up to one year after the acquisition closing date as new information is obtained about facts and circumstances that existed as of the closing date. Changes in estimates and assumptions used could have a material impact on the amount of goodwill recorded and the amount of depreciation and amortization expense recognized in earnings for depreciable assets in future periods.

6.Debt:

	March 31,	December 31,
	2018	2017
Syndicated Credit Facility:
Revolving loan payable	$537.8	$454.0
Operating loan payable in Canadian dollars (March 31, 2018 - C$60 million; December 31, 2017 - C$51.0 million)	46.5	40.6
Term Loan A	500.0	500.0
Term Loan B	1,995.0	2,000.0
Financing fees	(48.9)	(52.4)
Obligations under finance leases	18.6	18.8
Total long-term debt	3,049.0	2,961.0
Current portion	(18.3)	(18.1)
Non-current portion	$3,030.7	$2,942.9

MAXAR TECHNOLOGIES LTD.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts in millions of United States dollars, except per share amounts)

Three months ended March 31, 2018 and 2017

On October 5, 2017, in connection with the acquisition of DigitalGlobe, the Company entered into a $3.75 billion senior secured syndicated credit facility (the “Syndicated Credit Facility”), which is comprised of the four-year senior secured first lien revolving credit facility and four-year senior secured first lien operating facility (collectively, the “Revolving Credit Facility”), the senior secured first lien term A facility (“Term Loan A”), and the seven-year senior secured first lien term B facility (“Term Loan B”). The net proceeds of the Syndicated Credit Facility were used, along with cash on hand, to consummate the acquisition of DigitalGlobe, to refinance all amounts outstanding under the Company’s existing syndicated credit facility and senior term loans, to repay DigitalGlobe’s outstanding indebtedness, to pay transaction fees and expenses, to fund working capital and for general corporate purposes.

Term Loan B amortizes in equal quarterly installments in aggregate annual amounts equal to 1% of the original principal amount of the loan. On March 29, 2018, the Company repaid the initial $5.0 million installment of Term Loan B.

The Revolving Credit Facility includes an aggregate $200.0 million sub limit under which letters of credit can be issued. As at March 31, 2018, the Company had in place a total of $125.0 million (December 31, 2017 - $125.0 million) in letter of credit facilities with major banks.

7.Financial instruments and fair value disclosures:

(a) Financial instruments by category:

The classification of financial instruments and their carrying amounts are as follows:

As at March 31, 2018:

		Derivative
	Financial	instruments
	assets at	in a
	fair value	qualifying		Other	Total
	through	hedging	Amortized	financial	carrying
	earnings	relationship	cost	assets	amount
Financial assets:
Current:
Cash and cash equivalents	$-	$-	$24.7	$-	$24.7

Trade accounts receivable[1]	$-	$-	$293.9	$-	$293.9

Financial assets, other:
Short-term investments	$5.6	$-	$-	$-	$5.6
Notes receivable	-	-	0.2	-	0.2
Derivative financial instruments	4.6	1.2	-	-	5.8
Restricted cash	-	-	6.5	-	6.5
	$10.2	$1.2	$6.7	$-	$18.1
Non-current:
Financial assets, other:
Notes receivable	$-	$-	$19.4	$-	$19.4
Derivative financial instruments	1.6	0.4	-	-	2.0
Long-term investments[2]	26.8	-	-	-	26.8
Restricted cash	-	-	9.5	-	9.5
	$28.4	$0.4	$28.9	$-	$57.7

1	Other receivables of $27.4 million are not considered to be financial assets under IFRS 9.
2	Long-term investments excludes an investment of $27.4 million in a joint venture not subject to the scope of IFRS 9.

MAXAR TECHNOLOGIES LTD.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts in millions of United States dollars, except per share amounts)

Three months ended March 31, 2018 and 2017

		Derivative
	Financial	instruments
	liabilities at	in a
	fair value	qualifying		Total
	through	hedging	Amortized	carrying
	earnings	relationship	cost	amount
Financial liabilities:
Current:
Trade and other payables	$-	$-	$215.6	$215.6
Financial liabilities, other:
Non-trade payables	$-	$-	$4.7	$4.7
Derivative financial instruments	3.9	1.8	-	5.7
	$3.9	$1.8	$4.7	$10.4

Securitization liability	$-	$-	$15.6	$15.6
Long-term debt:
Long-term debt	$-	$-	$11.6	$11.6
Obligations under finance leases	-	-	6.7	6.7
	$-	$-	$18.3	$18.3
Non-current:
Financial liabilities, other:
Non-trade payables	$-	$-	$11.4	$11.4
Derivative financial instruments	1.2	1.0	-	2.2
	$1.2	$1.0	$11.4	$13.6

Securitization liability	$-	$-	$86.9	$86.9
Long-term debt:
Long-term debt	$-	$-	$3,018.9	$3,018.9
Obligations under finance leases	-	-	11.8	11.8
	$-	$-	$3,030.7	$3,030.7

MAXAR TECHNOLOGIES LTD.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts in millions of United States dollars, except per share amounts)

Three months ended March 31, 2018 and 2017

(b) Fair value of financial instruments:

The table below provides information about fair value of financial assets and liabilities carried at fair value as at March 31, 2018, except for the Company’s long-term investments. The different levels have been defined as follows:

Level 1:   Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:   Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3:   Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

March 31, 2018	Level 1	Level 2	Level 3	Total
Assets
Short-term investments	$5.6	$-	$-	$5.6
Derivative financial instruments	$-	$7.8	$-	$7.8
Liabilities
Derivative financial instruments	$-	$7.9	$-	$7.9

During the quarter ended March 31, 2018, no transfers occurred between Level 1 and Level 2 financial instruments.

The fair values of the short-term investments are based on their quoted prices. The Company determines fair value of its derivative financial instruments based on internal valuation models, such as discounted cash flow analysis, using management estimates and observable market-based inputs, as applicable. Management estimates include assumptions concerning the amount and timing of estimated future cash flows and application of appropriate discount rates. Observable market-based inputs are sourced from third parties and include interest rates and yield curves, currency spot and forward rates, and credit spreads, as applicable.

Long-term investments includes an investment of $25.4 million (C$32.7 million) (December 31, 2017 - $26.1 million (C$32.7 million)) in unquoted equity securities in which the Company does not have significant influence. The Company determined that as at March 31, 2018, cost is a reasonable approximation of fair value.

The table below provides information about the fair value of financial assets and liabilities carried at amortized cost as at March 31, 2018 and December 31, 2017. It does not include fair value information for financial assets and liabilities if the carrying amount is a reasonable approximation of fair value. Except for long-term debt and the Company’s securitization liability, the fair values of all financial instruments carried at amortized cost approximated their carrying values as at March 31, 2018 and December 31, 2017.

	Total Carrying	Fair Value
	Value	Level 1	Level 2	Level 3
Long-term debt at March 31, 2018	$3,030.4	$-	$3,230.3	$-
Long-term debt at December 31, 2017	$2,942.2	$-	$3,176.3	$-
Securitization liability at March 31, 2018	$102.5	$-	$111.7	$-
Securitization liability at December 31, 2017	$106.3	$-	$118.1	$-

As at March 31, 2018 and December 31, 2017, substantially all of the Company’s assets were pledged as collateral.

MAXAR TECHNOLOGIES LTD.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts in millions of United States dollars, except per share amounts)

Three months ended March 31, 2018 and 2017

(c) Credit risk:

The Company has provided financial guarantee contracts to export credit agencies in the form of indemnities or letters of credit in partial support of selected satellite financings provided by the export credit agencies. If the financial guarantee contracts were called upon the maximum value of the financial guarantee contracts as at March 31, 2018 would amount to $56.4 million (December 31, 2017 - $59.7 million).

8.Revenue and segmented information:

The Company’s business is organized into market sectors based on its products and services and has three reportable segments: (i)  Space Systems,  (ii)  Imagery; and (iii) Services.

Segmented information is prepared using the accounting policies described in note 3 of the Company’s consolidated financial statements for the year ended December 31, 2017, except for the application of hedge accounting, and as adjusted to reflect accounting policies adopted as of January 1, 2018 (refer to note 3). For segment reporting, hedge accounting is applied to all such hedging relationships even when not qualifying for hedge accounting under IFRS.

The Company’s Chief Operating Decision Maker (“CODM”) measures the performance of each segment based on revenue, adjusted EBITDA and segment Adjusted EBIT. Adjusted EBITDA is a non-IFRS measure and is defined as earnings before interest, taxes, depreciation and amortization, adjusted for items that management does not consider when evaluating segment performance including foreign exchange gains and losses, adjustments relating to hedge accounting as described above, share-based compensation expense or recovery, and other income or expense. Segment Adjusted EBIT is defined as adjusted EBITDA less depreciation and amortization expense, excluding amortization of acquisition related intangible assets. The following table summarizes the operating performance of the reporting segments:

	Three months ended
	March 31,
	2018	2017
Revenues:
Space Systems	$293.4	$341.5
Imagery	211.4	7.7
Services	70.0	25.4
Intersegment eliminations	(17.1)	(1.1)
Total Revenue	$557.7	$373.5

Adjusted EBITDA:
Space Systems	$54.6	$62.2
Imagery	138.1	3.0
Services	7.1	4.0
Intersegment eliminations	(2.0)	—
Total Segment Adjusted EBITDA	$197.8	$69.2
Space Systems depreciation and amortization	9.3	10.0
Imagery depreciation and amortization	33.7	0.1
Services depreciation and amortization	4.2	0.9
Segment Adjusted EBIT	$150.6	$58.2

MAXAR TECHNOLOGIES LTD.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts in millions of United States dollars, except per share amounts)

Three months ended March 31, 2018 and 2017

	Three months ended
	March 31,
	2018	2017
Intersegment revenue eliminations:
Space Systems	$13.6	$0.8
Imagery	1.3	0.2
Services	2.2	0.1
	$17.1	$1.1

Reconciliation to earnings before income taxes:

	Three months ended
	March 31,
	2018	2017
Segment Adjusted EBIT	$150.6	$58.2
Unallocated corporate expenses	(10.4)	(6.1)
Amortization of acquisition related intangible assets	(65.2)	(8.0)
Foreign exchange differences	1.1	0.1
Share-based compensation recovery (expense) (note 10)	1.3	(4.8)
Other expense (note 11)	(7.3)	(18.7)
Earnings before interest and taxes	70.1	20.7
Finance expense, net	(45.5)	(10.6)
Earnings before income taxes	$24.6	$10.1

	Space			Corporate and
Three months ended March 31, 2018	Systems	Imagery	Services	eliminations	Total

Capital expenditures:
Property, plant and equipment	$6.0	$37.5	$—	$0.1	$43.6
Intangible assets	16.4	16.9	0.6	—	33.9
	$22.4	$54.4	$0.6	$0.1	$77.5

	Space			Corporate and
Three months ended March 31, 2017	Systems	Imagery	Services	eliminations	Total

Capital expenditures:
Property, plant and equipment	$7.4	$—	$0.5	$—	7.9
Intangible assets	17.5	—	0.1	0.2	17.8
	$24.9	$—	$0.6	$0.2	25.7

MAXAR TECHNOLOGIES LTD.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts in millions of United States dollars, except per share amounts)

Three months ended March 31, 2018 and 2017

The Company’s primary sources of revenue are as follows:

	Space
Three months ended March 31, 2018	Systems	Imagery	Services	Eliminations	Total
Construction contracts	$289.3	$—	$0.7	$(13.1)	$276.9
Service contracts	4.1	211.4	69.3	(4.0)	280.8
	$293.4	$211.4	$70.0	$(17.1)	$557.7

	Space
Three months ended March 31, 2017	Systems	Imagery	Services	Eliminations	Total
Construction contracts	$318.3	$—	$1.6	$(0.2)	$319.7
Service contracts	23.2	7.7	23.8	(0.9)	53.8
	$341.5	$7.7	$25.4	$(1.1)	$373.5

Certain of the Company’s contracts with customers in the Space Systems segment include a significant financing component since payments are received from the customer more than one year after delivery of the promised goods or services. The Company recognized orbital interest revenue of $7.8 million for the three months ended March 31, 2018 (three months ended March 31, 2017 - $8.5 million) related to these contracts, which is included in revenue from construction contracts.

The approximate revenue based on geographic location of customers is as follows:

	Space
Three months ended March 31, 2018	Systems	Imagery	Services	Eliminations	Total
United States	$174.7	$142.7	$68.6	$(17.0)	$369.0
Asia	26.9	49.0	0.4	—	76.3
Canada	44.1	4.0	0.2	(0.1)	48.2
Europe	25.4	7.2	0.4	—	33.0
South America	21.0	0.8	0.2	—	22.0
Other	1.3	7.7	0.2	—	9.2
	$293.4	$211.4	$70.0	$(17.1)	$557.7

	Space
Three months ended March 31, 2017	Systems	Imagery	Services	Eliminations	Total
United States	$105.0	$1.0	$23.5	$(1.0)	$128.5
Canada	96.8	2.4	0.2	(0.1)	99.3
Asia	70.1	0.5	1.1	—	71.7
Europe	48.9	3.5	0.2	—	52.6
South America	6.1	0.1	0.1	—	6.3
Other	14.6	0.2	0.3	—	15.1
	$341.5	$7.7	$25.4	$(1.1)	$373.5

MAXAR TECHNOLOGIES LTD.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts in millions of United States dollars, except per share amounts)

Three months ended March 31, 2018 and 2017

Revenue from significant customers is as follows:

	Three months ended
	March 31,
	2018	2017
Government:
U.S. Federal Government and agencies	$231.7	$27.9
Canadian Federal Government and agencies	$28.2	$51.2

The Company’s non-current non-financial assets, property, plant and equipment, intangible assets and goodwill are geographically located as follows:

	March 31,	December 31,
	2018	2017
United States	$5,054.6	$5,081.4
Canada	125.8	142.7
Europe	0.2	0.2
	$5,180.6	$5,224.3

9.Expenses by nature:

The following table classifies the Company’s operating expenses by nature:

	Three months ended
	March 31,
	2018	2017
Employee salaries and benefits	$175.1	$149.2
Costs related to defined benefit plans	1.6	2.1
Costs related to defined contribution plans	5.3	4.1
Inventories used	18.9	28.3
Subcontractor costs relating to construction and service contracts	98.5	89.1
Materials, equipment, professional fees, travel and other	70.9	37.7
Direct costs, selling, general and administration	370.3	310.5
Depreciation and amortization	112.4	19.0
Foreign exchange gain	(1.1)	(0.2)
Share-based compensation (recovery) expense (note 10)	(1.3)	4.8
Other expense (note 11)	7.3	18.7
	$487.6	$352.8

MAXAR TECHNOLOGIES LTD.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts in millions of United States dollars, except per share amounts)

Three months ended March 31, 2018 and 2017

10.Share-based payment plans:

The details of share-based compensation expense are as follows:

	Three months ended
	March 31,
	2018	2017
Share appreciation rights:
Cash-settled	$(9.3)	$2.7
Equity-settled	1.0	1.7
Restricted stock units:
Equity-settled	6.8	—
Deferred share units:
Equity-settled	0.2	0.2
Share matching program	(0.1)	—
Employee share purchase plan	0.1	0.2
Share-based compensation (recovery) expense	$(1.3)	$4.8

As at March 31, 2018, the intrinsic value for vested cash-settleable share-based payment awards, being the positive difference between the market price of the Company’s share and the exercise price of the award, was nil (December 31, 2017 - $2.3 million).

11.Other expense:

The components of other expense are as follows:

	Three months ended
	March 31,
	2018	2017
Acquisition and integration related expense	$4.7	$8.0
Restructuring and enterprise improvement costs	0.4	10.7
Loss on sale of subsidiary	2.2	—
Other Expense	$7.3	$18.7

For the three months ended March 31, 2018, the Company incurred costs of $4.7 million for integration related costs in connection with the DigitalGlobe Transaction compared to $8.0 million of acquisition related costs for the same period of 2017. The expenditures in 2018 related to retention, creating cross functional support services, legal fees and other costs.

During the three months ended March 31, 2018, the Company incurred employee severance costs of $0.4 million. The severance costs were incurred upon employment termination of employees who became redundant after the DigitalGlobe Transaction. During the three months ended March 31, 2017, the Company incurred restructuring costs of $10.7 million in relation to a project to reduce the headcount at its Palo Alto manufacturing facility and to explore new efficiency initiatives to further reduce operating costs.

MAXAR TECHNOLOGIES LTD.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts in millions of United States dollars, except per share amounts)

Three months ended March 31, 2018 and 2017

12.Earnings per common share:

Basic earnings per common share is computed by dividing net earnings by the sum of the weighted average number of common shares outstanding during the period plus outstanding deferred share units awards. Diluted earnings per common share is computed by adjusting the basic earnings per common share calculation for the effects of all potentially dilutive share appreciation rights or restricted share units.

The following table sets forth the computations of basic and diluted earnings per share:

	Three months ended
	March 31,
	2018	2017
Net earnings - basic	$31.0	$4.3
Effect of potentially dilutive share appreciation rights	—	(0.2)
Net earnings - dilutive	$31.0	$4.1
Weighted average number of common shares outstanding	56.3	36.4
Deferred share units outstanding	0.1	0.1
Weighted average number of common shares outstanding - basic	56.4	36.5
Weighted average common share equivalents from restricted share units	0.3	—
Weighted average number of common shares outstanding - diluted	56.7	36.5
Earnings per common share:
Basic	$0.55	$0.12
Dilutive	$0.55	$0.11

For the three months ended March 31, 2018,  4.1 million share appreciation rights (three months ended March 31, 2017 – 4.5 million) and 0.6 million restricted share units (three months ended March 31, 2017 – nil) were excluded from the diluted weighted average number of ordinary shares outstanding calculation because their effect would have been anti-dilutive.

The average market value of the Company’s common shares for the purpose of calculating the dilutive effect of share-based compensation awards was based on quoted market prices for the period in which the share-based compensation awards were outstanding.

13.Subsequent events:

On May 8, 2018, the Company declared a quarterly dividend of C$0.37 per common share payable on June 29, 2018 to shareholders of record at the close of business on June 15, 2018.

On April 5, 2018, the Company entered into several interest rate swap agreements in order to fix the base interest rate to be paid over an aggregate amount of $1 billion of the Company’s variable rate long-term debt, at an average rate of 2.56% (excluding the margin specified in the Syndicated Credit Facility). These agreements mature in April 2021 or April 2022 and will be accounted for as cash flow hedges.